Mail Stop 3561

January 6, 2010

Daniel Dorman
President
Sandston Corporation
40950 Woodward Avenue
Suite 304
Bloomfield Hills, MI 48304

     Re: **Sandston Corporation**
             Form 10-K for Fiscal Year Ended
             December 31, 2008
             Filed March 27, 2009
             File No. 001-15481

Dear Mr. Dorman:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Tia Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel and
     Health Care Services